

January 18, 2013

<u>Via E-Mail</u>
Mr. Nils A. Ollquist,
President, Chief Executive Officer and Director
Borneo Resource Investments Ltd.
19125 North Creek Parkway, Suite 120
Bothell, WA 98011

       Re: **Borneo Resource Investments Ltd.**
              Form 10-12G
              Filed May 11, 2012
              File No. 000-54707

Dear Mr. Ollquist:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ David Link for

                                 John Reynolds
                                 Assistant Director